October 31, 2024

Joshua B. Warren
Chief Financial Officer
Envestnet, Inc.
1000 Chesterbrook Boulevard, Suite 250
Berwyn, Pennsylvania 19312

       Re: Envestnet, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-34835
Dear Joshua B. Warren:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance